January 24, 2006

Mr. Josh Forgione

Mr Steven Jacobs

Accounting Branch

United States Securities and Exchange Commission

Washington DC 20549

Mail Stop 4561

Re: Klondike Star Mineral Corporation

Form 10-KSB for the year ended February 28, 2005

Filed June 15, 2005

File No: 000-30965

Dear Sirs:

This letter is in response to your comment letter dated August 9, 2005 with regard to the Form 10KSB filing of Klondike Star Mineral Corporation, a Delaware corporation ("the Company") for the year-ending February 28, 2005.. This response is keyed to your comment letter.

1 During the quarter ending November 30, 2005, the Company revised and clarified the terms of the share options previously granted and reported in the February 2005 financial statements, under the Stock Compensation Plan, now referred to as the "2003 Stock Incentive Plan for Employees." The Form S-8A and revised Plan along with the participant agreements clarify the intentions of the award, that being, the share options were and are fully vested on granting, exercisable over a five year term at total cash price of $1.00 per option. The fully vested share options were recognized as a charge to operations during the quarter ending November 30, 2005, using the Black-Scholes calculated fair value of $2.298 per option.

The recognized plan revisions were based on the stock volatility of 22.7% for the twelve months ending February 2005;

2 The stock volatility, for purposes of calculating the fair value of the Stock Compensation Plan, was calculated as the volatility of the stock up to and including the month in which the stock option compensation was granted. The Company's data was used as few, if any, other junior exploration companies listed on a U.S. exchange are active in gold exploration in the Yukon Territory, Canada, and whose stock volatility could be used to provide a meaningful comparison.

Subsequent granting of options and amendments to the share options granted under the amended 2003 Stock Incentive Plan for Employees have been valued using a volatility as calculated at February 28, 2005.

Should you have any additional questions, please contact me at 867-667-4189.

Sincerely

Donald W. Flinn

Vice President, Operations

Phone: (867) 667-4178

Fax: (867) 667-4179

www.klondikestar.com

Box 20116

Whitehorse, YT

Y1A 7A2